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Resident Hong Kong Partners

Davis Polk & Wardwell	852 2533 3300 tel	Karen Chan †	Martin Rogers †
Hong Kong Solicitors		Yang Chu †	Patrick S. Sinclair*
The Hong Kong Club Building		James C. Lin*	Miranda So*
3A Chater Road		Gerhard Radtke*	James Wadham†
Hong Kong
Hong Kong Solicitors
* Also Admitted in New York
† Also Admitted in England and Wales

October 27, 2020

Re:                             Adagene Inc.

Draft Registration Statement on Form F-1

Submitted September 22, 2020

CIK No.: 0001818838

Confidential

Mr. Jason Drory

Ms. Dorrie Yale

Ms. Tracey Houser

Mr. Terence O’Brien

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Dear Mr. Jason Drory, Ms. Dorrie Yale, Ms. Tracey Houser and Mr. Terence O’Brien:

On behalf of Adagene Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 19, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on September 22, 2020 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to all of the Staff’s comments by revising the draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

Subject to the market conditions and the Staff’s comments, the Company plans to make the first public filing of the Registration Statement with the Commission in November 2020 and to request that the Staff declare the effectiveness of the Registration Statement in December 2020. The Company would greatly appreciate the Staff’s continued assistance and support in meeting the timetable.

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Prospectus Summary

Overview, page 1

1.              Please substantially revise your narrative disclosures to more clearly explain in plain English your NEObody, SAFEbody, and POWERbody technologies, and how they are inter-connected and utilized for the building of your product pipeline. Also expand your explanations of the figures at the top of pages 2 and 3 (and in your Business sections), including with respect to the images in each of the three circles in the figure on page 3.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 3, 4, 129, 130, 131 and 132 of the Revised Draft Registration Statement.

2.              We refer to your statements on pages 4 and 6 and in your Business section comparing the safety of ADG126 with ipilimumab based on a separate study. As this comparison is not based on head-to-head studies, please delete these discussions, or advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 7, 132 and 134 of the Revised Draft Registration Statement.

3.              Revise to limit your Summary discussion of your ongoing trials to serious adverse events, trial endpoints, and to the extent applicable, whether they were met. In the Business section discussion of preliminary efficacy assessments, clarify, if true, that the trials did not have efficacy endpoints.

The Company acknowledges the Staff’s comment and respectfully advise the Staff that trial endpoints of the Phase I trial of ADG106 are provided below, which include both safety and efficacy endpoints. The Company has revised the disclosure on page 141 of the Revised Draft Registration Statements to include such trial endpoints. Therefore, the Company believes the current discussion of ADG106 in the Summary section with respect to its safety and preliminary efficacy assessment presents a balanced view and is based on the design and results of the ongoing Phase I trial.

The endpoints of ADG106 Phase I trial were:

Primary endpoint:

•                  Dose-limiting toxicities, or DLTs, in the first 2 cycles

Secondary endpoints:

•                  Safety endpoints include AEs, clinical laboratory results, vital signs, physical examination findings, and ECG results.

•                  Objective response rate, or ORR, duration of response, or DOR, time to progression, or TTP, disease control rate, or DCR, progression-free survival, or PFS, and overall survival, or OS, as assessed by RECIST version 1.1 and immune-related RECIST (irRECIST) for solid tumor and the Lugano Classification for NHL/ Hodgkin lymphoma.

•                  PK endpoints include peak serum concentration, or Cmax, serum concentration at the end of a dosing interval, or Ctrough, time to reach Cmax, or Tmax, area under the curve from time zero to the last timepoint, or AUC0-last, AUC from time zero to infinity, AUC during a dosing interval, or AUCtau, clearance, or CL, and volume of distribution at steady state, or Vss, as data permit.

•                  Anti-drug antibody, or ADA, levels for ADG106.

Our Pipeline, page 4

4.              With respect to your product candidates other than ADG106 and ADG104, revise your column headings to show “Phase II” as a separate column or otherwise advise. With respect to ADG106, please explain why the table does not show separate Phase I and Phase II columns when your narrative disclosure appears to refer to separate phases. In addition, based on your narrative disclosure regarding your status of development for ADG106, please shorten the arrows in your pipeline table to more precisely indicate the development status of such product candidate, or advise, and shorten your arrow for ADG116 to the end of the IND enabling column as it does not appear you have commenced your Phase 1 Australia trial yet based on your narrative disclosures, and it does not appear you are intending to rely on the paused U.S. trial.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 6, 133, 134 and 141 of the Revised Draft Registration Statement.

5.              Please revise your pipeline table to show the target indications of each included product candidate. In addition, please explain why it is appropriate for your pipeline table to include a row generally for “Preclinical Assets.” Based on your discussion in the Business section, these assets appear to be in an early stage of development, and it does not appear that you have identified any specific preclinical candidates to pursue.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 133 of the Revised Draft Registration Statement.

ADG106: Novel agonistic anti-CD137 NEObody candidate, page 5

6.              We note your disclosure on page 5 and elsewhere in your prospectus that in preclinical and clinical trials, your product candidate has shown “robust anti-tumor activity,” “was observed to balance between safety and efficacy of CD137 agonism,” demonstrated “favorable safety results,” “potent antitumor efficacy” and “preliminary clinical efficacy,” and you also refer to “effective doses.” Similar statements appear elsewhere in your prospectus, such as your statement on page 42 referring to the “significant safety margin” of ADG126, and your statement on page 151 that ADG126 “was observed to effectively inhibit tumor growth.” Please revise your disclosures to remove all such statements suggesting that your product candidate is safe or effective, insofar as determinations as to safety and efficacy are within the sole authority of the FDA or comparable foreign regulatory authorities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 6, 43, 132, 133, 134, 146, 148, 151, 154 and 163 of the Revised Draft Registration Statement.

ADG116: Novel anti-CTLA-4 NEObody candidate, page 7

7.              We note your disclosure that you have a Phase I clinical trial open in the United States for ADG116 as a monotherapy in patients with advanced/metastatic solid tumors, but that you are not enrolling patients in the trial. Revise to disclose in your Summary that your Phase I trial was placed on clinical hold by the FDA following a death of a patient, as you explain on page 31, and that you intend to conduct your trial in Australia at higher starting doses than is currently permitted in the U.S.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 135, 155 and 156 of the Revised Draft Registration Statement.

Our Global Partnership and Collaborations, page 7

8.              We note your statement that your recent partnerships are “validations of [y]our DPL platform and technologies as well as their potential broad application to a wide range of antibody modalities.” Given the early stage of development of your product candidates derived from the platform and your partnerships and collaborations, such statements imply an expectation of regulatory approval and are inappropriate given the length of time and uncertainty with respect to securing such approval. Please delete such statements here and in the Business section. In addition, please qualify the fourth bullet on page 8 to state that you may not be able to enter into additional collaboration agreements beyond the ones with ADC Therapeutics and Guilin Sanjin.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 9 and 135 of the Revised Draft Registration Statement.

The Company further respectfully advises the Staff that the fourth bullet on page 8 highlights the Company’s strategies, which are not often qualified by mitigating statements. The Company, however, has revised the fifth bullet from the last in the immediately following “Risk Factors” subsection to highlight the risk that the Company may not be able to enter into additional collaboration agreements beyond the exiting strategic partnerships or collaborations, and if the Company is unable to maintain existing and future strategic partnerships, or if these strategic partnerships are not successful, the Company’s business could be adversely affected. See the disclosure on pages 9 and 37 of the Revised Draft Registration Statement.

Risk Factors, page 8

9.              Please add a bullet to highlight that you may be classified as a PFIC for the current taxable year and the resulting consequence to investors.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Revised Draft Registration Statement.

Implications of Being an Emerging Growth Company, page 10

10.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and undertakes that it will provide supplementally copies of any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf.

Risks Factors, page 18

11.       We note your disclosure on page 224 that certain shareholders will possess board representation rights following the offering. Please add a risk factor discussing the board representation rights in sufficient detail so that investors can clearly understand the corporate governance, control of the company, and resulting conflicts of interest that may arise. For example, include in your revised disclosure that your CEO has such rights, and if true, that your sole supplier is also a significant shareholder with these rights. In addition, please also add appropriate disclosure in the summary risk factors disclosing that certain shareholders will have board representation rights.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 21 of the Revised Draft Registration Statement.

The Company further respectfully advises the Staff that Wuxi Pharmatech Healthcare Fund I L.P., a principal shareholder who is controlled by the ultimate controlling party of the Company’s sole supplier, Wuxi Biologics, has the right to nominate one independent non-executive director, rather than board appointment right. In addition, the Company further respectfully advises the Staff that the Company is discussing with the investors who have the board representation rights on whether they would like to retain such rights following the offering. In the event that such investors wish to relinquish such board representation rights as evidenced by the post-listing amended and restated memorandum and articles of association, the Company will further amend the registration statement to revise or remove the relevant disclosure, including the risk factor.

Use of Proceeds, page 96

12.       Please expand your bullet points to disclose the estimated proceeds to be allocated to each of your target indications and product candidates and clarify the stage of development you expect to be able to complete for each indication using the estimated proceeds. In addition, please add disclosure to the extent you will need additional funds to further develop your material product candidates.

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Revised Draft Registration Statement to disclose the estimated proceeds to be allocated to each of the product candidates and the needs of additional funds to further develop the Company’s material product candidates.

With respect to the request of disclosing the estimated proceeds to be allocated to each indication, the Company further respectfully advises the Staff that the Company has disclosed in its pipeline chart on pages 5 and 133 of the Revised Draft Registration Statement the broader target indications of each product candidate, i.e. all tumor types, solid tumor types and non-Hodgkin’s lymphoma, or NHL, more specific public disclosure of possible target indications for each product candidate at this stage of development could result in competitive harm to the Company. Moreover, the Company believes that because of the relatively early stage of its development programs, disclosure of the specific target indications, unlike disclosure of the broader target conditions, is not material to potential investors. In addition, given the relatively early stage of the Company’s development programs, it is impracticable for the Company to allocate the estimated proceeds to each target indication and provide clarification of the stage of development the Company expect to be able to complete for each indication using the estimated proceeds at this stage.

Capitalization, page 98

13.       Please revise long-term borrowings to include the current portion of long-term borrowings.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Revised Draft Registration Statement.

Results of Operations, page 111

14.       For research and development expenses, please separately present the costs incurred for preclinical testing from costs incurred for clinical trials. Please disclose the amount of costs incurred by program for each period presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 111, 112 and 115 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Share-based Compensation, page 123

15.       Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.

The Company acknowledges the Staff’s comment and will provide the explanation at the appropriate time when the estimated offering price or range becomes available.

Our Pipeline

ADG106: Novel Agonistic Anti-CD137 NEObody Candidate

Mechanism of Action, page 136

16.       Please include additional descriptive labels for the figures at the top of page 137. Specifically, please clearly label ADG106 in addition to the other objects depicted or otherwise revise the graphic to clarify this illustration.

In response to the Staff’s comment, the Company has revised the disclosure on page 139 of the Revised Draft Registration Statement.

Clinical Development Plan, page 147

17.       We note your disclosure that you are conducting a Phase Ib cohort expansion for ADG106. In conjunction with your disclosure on page 139, revise to clarify the material details on the expansion trial, including the number of expected participants, trial design, endpoints and any protocols.

The Company acknowledges the Staff’s comment and respectfully advise the Staff that the Company had disclosed on page 141 of the trial design and endpoints and other material protocols of Phase I clinical trial of ADG106. Such disclosures are based on the latest ADG106 Phase I clinical trial protocol as approved by the FDA (the “Approved Protocol”). The Approved Protocol does not clearly distinguish the accelerated titration phase, the dose escalation phase and the dose expansion phase in terms of expected sample size, trial design and objectives; instead, the Approved Protocol treated the accelerated titration phase, the dose escalation phase and the dose expansion phase as a whole to preserve flexibility for the investigators and the Company. Such practice is common in the industry.

In response to the Staff’s comment, the Company has revised the disclosure on page 141 of the Revised Draft Registration Statement to clarify the expected sample size for the ADG106 Phase I clinical trial. The current status of patient enrollment was disclosed on pages 141 and 142 of the Revised Draft Registration Statement under both “Status” and “Safety Assessment” subsections.

ADG116: Novel Anti-CTLA-4 NEObody Candidate, page 152

18.       Expand your disclosure regarding your trials with ADG116 to describe the Phase I trial that occurred in the U.S. prior to its clinical hold. Please also revise to provide details for your planned Phase I trial in Australia, including the number of patients, dosage, duration, and endpoints.

In response to the Staff’s comment, the Company has revised the disclosure on pages 156 and 157 of the Revised Draft Registration Statement. The Company further respectfully advises the Staff that the patient involved in the incident was the only patient dosed in the trial; therefore, there are no other details of the U.S. trial with respect to ADG116 to be disclosed prior to its clinical hold.

Our Platform, page 161

19.       Please revise to more clearly explain to investors the technology underlying your DPL platform, including by clarifying the “proven applications commonly used in the industry” and whether or not you have licenses to use these applications. In addition, please describe the underlying technology unique to your POWERbody technology so that investors can better understand this specific technology.

In response to the Staff’s comment, the Company has revised the disclosure on pages 166 and 168 of the Revised Draft Registration Statement.

ADC Therapeutics Agreements, page 164

20.       Please revise your disclosure regarding the ADC Therapeutics Agreements to disclose the aggregate payments received to date.

In response to the Staff’s comment, the Company has revised the disclosure on page 169 of the Revised Draft Registration Statement.

Sanjin Collaboration/ Out-Licensing Agreements, page 165

21.       Please revise your disclosures regarding the Sanjin Greater China Agreement and Drago Boat ROW Agreement to disclose the aggregate payments received to date. Also revise to specify the period Sanjin is required to pay the percentage of net sales.

In response to the Staff’s comment, the Company has revised the disclosure on pages 170, 171 and 172 of the Revised Draft Registration Statement.

Intellectual Property, page 167

22.       Please expand the discussion of your intellectual property portfolio on page 167 to specify (i) the material patents and patent applications you have for each of your specific product candidates, and (ii) the type of patent protection granted or requested (composition of matter, use or process) for each patent or pending application. In addition, please revise your disclosure to specify the jurisdictions in Europe in which you have pending applications.

In response to the Staff’s comment, the Company has revised the disclosure on pages 172 and 173 of the Revised Draft Registration Statement.

The Company further respectfully advises the Staff that the patent applications were filed with the European Patent Office rather than being filed with a particular jurisdiction. The Company has revised disclosure on pages 172 and 173 of the Revised Draft Registration Statement to clarify this point.

Competition, page 169

23.       We note that you cross-reference to “Market Opportunity and Competition” sections elsewhere in the prospectus where you disclose two advanced CD137 agonist antibodies in development and ipilimumab as competition to ADG106 and ADG126, respectively. Please revise your disclosure to enhance your description of the competitive business conditions you face in respect to your material product candidates, including disclosing the names of your main competitors, the stages of development for your competitors’ candidates and if applicable competition from existing approved products.

In response to the Staff’s comment, the Company has revised the disclosure on pages 175 and 176 of the Revised Draft Registration Statement.

Regulation, page 172

24.       Please add a discussion regarding applicable regulation in Australia as you disclose that you intend to conduct clinical trials in Australia.

In response to the Staff’s comment, the Company respectfully advises the Staff that it does not view the applicable regulation in Australia is material to the potential investors. The Company elected to conduct clinical trials in Australia primarily because it believes it will be able to execute the trials in a cost-effective and time-efficient manner. However, the Company currently only plans to use clinical data collected from Australia trials to facilitate clinical development in China and the United States, rather than seeking registration approval in Australia. The Company respectfully advised the Staff that clinical trials in Australia are commonly by biotech companies, including those listed in the United States, to facilitate global clinical development.

Related Party Transactions, page 212

25.       Revise to clarify whether the transactions with WuXi Biologics included providing you with manufacturing and quality control testing, as you state on page 169 that you rely on WuXi for your supply needs.

In response to the Staff’s comment, the Company has revised the disclosure on page 218 of the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements

10. Collaboration Arrangements, page F-29

26.       Please expand your disclosures for the Dragon Boat Greater China Agreement to include the nature of the milestones along with the US dollar amount for the upfront fee and the total potential milestone payments. Refer to ASC 606-10-32.

In response to the Staff’s comment above, the Company respectfully advises the Staff that:

•                  The Company has modified its disclosure on F-30 and F-65 to elaborate the nature of the milestones;

•                  The amounts of the total potential milestone payments under the Dragon Boat Greater China Agreement are confidential and proprietary information for which the Company was requesting confidential treatment. The Company, however, has disclosed the upfront payment received to date on pages F-31 and F-66 of the Revised Draft Registration Statement. As the Staff is aware, the Company has sought confidential treatment of the amount of the total potential milestone payments in its redaction of the Dragon Boat Greater China Agreement. These amounts are highly negotiated terms and they are the type of information that is typically maintained as confidential in the industry in which the Company operates. Disclosure of such information would cause the Company to suffer significant competitive injury in its future negotiations with potential in- and out- licensees.

•                  The potential milestone payments under the Dragon Boat Greater China Agreement are highly contingent on the carryout of the future safety evaluations and regulatory approvals. At the end of the reporting periods presented, these potential milestone payments were variable consideration and not included in the transaction price as achievement of the milestones are not yet expected to be earned.  Accordingly, such amounts have not been disclosed as part of the requirements in ASC 606-10-50-13.

•                  In addition, at the end of the reporting periods presented, the variable considerations of potential milestone payments under the Dragon Boat Greater China Agreement were allocated entirely to a wholly unsatisfied performance obligation. According to ASC 606-10-50-14A, the Company does not need to disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied for variable consideration under such circumstance.

Therefore, the Company believes that disclosing the amounts of the total potential milestone payments under the Dragon Boat Greater China Agreement would cause irreparable harm to the Company and also considers that the current disclosure meets the requirements as stated in ASC 606-10-50. The Company respectfully submits that it will continue to monitor potential milestone payments and will disclose the inclusion of such amounts in the transaction price upon the earlier of when it is expected that the milestones will be earned, to the extent it is not probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, or the receipt of such payments in its financial statements if and when any of these payments are made and corresponding accounting impacts.

27.       For the ADCT Collaboration and License Agreements to address the following:

•                  Clarify that the agreements are being combined for revenue recognition purposes, if appropriate, per ASC 606-10-25-9.

•                  Clarify if you are required to perform research and development services in addition to providing a license along with whether the research and development services for the masked antibodies generated under the collaboration portion of the agreement is a separate performance obligation. Refer to ASC 606-10-25-14 through 25-22. Please also tell us how this impacts revenues recognition, if at all, in accordance with ASC 606-10-25-23 through 25-37.

•                  Disclose the US dollar amount for each category of milestones that are to be met to receive payments.

With respect to the Staff’s comment above, the Company respectfully provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•                  Clarify that the agreements are being combined for revenue recognition purposes, if appropriate, per ASC 606-10-25-9.

In response to the Staff’s comment above, the Company respectfully submits that it has modified its disclosure on pages F-32 and F-66.

•                  Clarify if you are required to perform research and development services in addition to providing a license along with whether the research and development services for the masked antibodies generated under the collaboration portion of the agreement is a separate performance obligation. Refer to ASC 606-10-25-14 through 25-22. Please also tell us how this impacts revenues recognition, if at all, in accordance with ASC 606-10-25-23 through 25-37.

In response to the Staff’s comment above, the Company respectfully advises the Staff that apart from performance obligation to deliver the amino acid sequences of the corresponding masking peptides, the Group is not required to perform any additional research and development services. Accordingly, the Company has also modified its disclosure on pages F-32 and F-66 to clarify it. Since there is no separate research and development services under the agreement, no further impact on revenue recognition is noted.

•                  Disclose the US dollar amount for each category of milestones that are to be met to receive payments.

In response to the Staff’s comment above, the Company respectfully submits that it has modified its disclosure on pages F-32 and F-66 to elaborate the nature of the milestones.

The Company further respectfully advises the Staff that the amount for each category of milestones under ADCT Collaboration and License Agreements is confidential and proprietary information for which the Company was requesting confidential treatment. The Company is also seeking confidential treatment of the amount for each category of milestones in its redaction of the ADCT Collaboration and License Agreements. These amounts are highly negotiated terms and they are the type of information that is typically maintained as confidential in the industry in which the Company operates. Disclosure of such information would cause the Company to suffer significant competitive injury in its future negotiations with potential in- and out- licensees.

Moreover, the potential milestone payments under ADCT Collaboration and License Agreements are highly speculative and contingent on ADC Therapeutics’ decision to exercise the option to license our SAFEbody technology. ADC Therapeutics has not yet exercised its option to license under the ADCT Collaboration and License Agreements. At the end of the reporting periods presented, these potential milestone payments were variable consideration and not included in the transaction price as achievement of the milestones are not yet expected to be earned.  Accordingly, such amounts have not been disclosed as part of the requirements in ASC 606-10-50-13.

In addition, at the end of the reporting periods presented, the variable considerations of potential milestone payments under the ADCT Collaboration and License Agreements were allocated entirely to a wholly unsatisfied performance obligation. According to ASC 606-10-50-14A, the Company does not need to disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied for variable consideration under such circumstance.

Therefore, the Company believes that disclosing the amount for each category of milestones under the ADCT Collaboration and License Agreements would cause irreparable harm to the Company and also considers that the current disclosure meets the requirements as stated in ASC 606-10-50. The Company respectfully submits that it will continue to monitor potential milestone payments and will disclose the inclusion of such amounts in the transaction price upon the earlier of when it is expected that the milestones will be earned, to the extent it is not probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, or the receipt of such payments in its financial statements if and when any of these payments are made and corresponding accounting impacts.

18. Condensed Financial Information of the Parent Company, page F-40

28.       We note that Adagene Inc., the parent company, is an offshore holding company. As such, please tell us why the parent company recognized revenues, contract liabilities, and research and development expenses. Please also provide footnote disclosures for the amounts due from related parties and amounts due to related parties. Please confirm that the changes in amounts due to related parties are reflected as cash financing transactions and the amounts due from related parties are reflected as cash investing transactions.

In response to the Staff’s comment above, the Company respectfully advises the Staff that apart from the investment holding function, the parent company also carries out research and development activities for new drug discovery. The parent company provided certain research and development services to its subsidiaries and also entered into a number of collaboration agreements with external parties during the periods presented.

In response to the Staff’s comment on the disclosure of the amounts due from related parties and amounts due to related parties, the Company respectfully submits that it has added related disclosure on page F-45.

In response to the Staff’s comment on the classification of cash flows, the Company respectfully confirms that for years ended December 31, 2018 and 2019, the cash flows for the parent company’s related party transactions were arising from 1) service fees that charged by the parent company’s subsidiaries for their research and development service provided to the parent company, and 2) parent company’s recurring payments that made on behalf of its subsidiaries for their operating expenses such as payroll expense, etc., which was also directly related to provision of service to the parent company and will be subsequently collected from the subsidiaries. Therefore, the natures of these cash flows did not meet the definition of investing activities or financing activities, and in accordance with ASC 230, the cash flows of the parent company’s related party transactions were classified as operating cash flows.

Exhibits

29.       We note your disclosure on page 171 of various lease agreements for properties located in China and California. Please file your material lease agreements as exhibits to your registration statement or please advise. Refer to Item 8 of Form F-1 and Item 601(b)(10)(ii)(D) of Regulation S-K.

The Company acknowledges the Staff’s comments, but respectfully advises the Staff that the Company believes that each lease agreements for an individual facility located in China and California need not be filed as an exhibit to the Registration Statement because the lease agreement does not constitutes a “material contract,” in particular a “material lease” that would be required to be filed pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K. The total rent paid for the Company’s Suzhou facilities in 2018 and 2019, including the main administrative and laboratory offices, which is the Company’s largest premise, represented less than 1% of the Company’s total operating expenses, including both research and development expenses and administrative expenses, in 2018 and 2019, respectively. The lease agreement for the California facilities was entered in August 2020 (the “California Lease Agreement”) and the monthly rent under the California Lease Agreement is $6,682.50, which is estimated to be less than 1% of the Company’s operating expenses in 2020.

The Company also believes that, if it could not use any such office space or laboratory, it would be able to find adequate replacement space on broadly similar commercial terms and without causing material disruption to its business.

The Company will continue to evaluate any new leases for materiality and, if the Company enters into a material lease agreement, the Company will file a copy of the lease and disclose the material terms of the agreement as required under Item 601(b)(10)(ii)(D) of Regulation S-K.

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If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Xuelin (Steve) Wang at +852 2533-1092 (xuelin.wang@davispolk.com), or Raymond Tam, the Company’s CFO, at +852 9873-6186 (raymond_tam@adagene.com), or Alex Zhuang of PricewaterhouseCoopers Zhong Tian LLP at +86 21-2323 3701 (alex.zhuang@cn.pwc.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:

Mr.  Peter (Peizhi) Luo, Chief Executive Officer and Chairman
Mr.  Raymond Tam, Chief Financial Officer
Adagene Inc.

Benjamin Su, Esq., Partner

Michael E. Sullivan, Esq., Partner

Daying Zhang, Esq., Partner
Latham & Watkins LLP

Alex Zhuang, Engagement Leader

PricewaterhouseCoopers Zhong Tian LLP